                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____)*

                       Transworld Home HealthCare, Inc.
    -----------------------------------------------------------------------

                               (Name of Issuer)

                    Common Stock, $.01 par value per share
    -----------------------------------------------------------------------
                        (Title of Class of Securities)

                                  894081 10 8
                        -------------------------------
                                (CUSIP Number)

Scott A. Shay, Hyperion Partners II L.P., 50 Charles Lindbergh Blvd., Suite 500,
- --------------------------------------------------------------------------------
                      Uniondale, NY 11553 (516) 745-6644
                      ----------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 May 29, 1996
              --------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement. [x] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

================================================================================
CUSIP No.  894081 10 8                13D             Page   2   of   87   Pages
           -----------                                     -----    ------
- --------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Hyperion Partners II L.P.
- --------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [x]
- --------------------------------------------------------------------------------
  3   SEC USE ONLY


- --------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

              BK, OO
- --------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                      [_]

- --------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
- --------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
      NUMBER OF                   -0-
        SHARES
     BENEFICIALLY        8   SHARED VOTING POWER
       OWNED BY                   -607,525- (1)
         EACH
      REPORTING          9   SOLE DISPOSITIVE POWER
        PERSON                    -0-
         WITH
                        10   SHARED DISPOSITIVE POWER
                                  -607,525- (1)
- --------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               -607,525-
- --------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                             [_]
- --------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.9%
- --------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

               PN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)  Power is exercised through its sole general partner, Hyperion Ventures II
     L.P.

================================================================================
CUSIP No.  894081 10 8                13D             Page   3   of   87   Pages
           -----------                                     -----    ------
- --------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Hyperion Ventures II L.P.
- --------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [x]
- --------------------------------------------------------------------------------
  3   SEC USE ONLY


- --------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

              OO
- --------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                      [_]

- --------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
- --------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
      NUMBER OF                   -0-
        SHARES
     BENEFICIALLY        8   SHARED VOTING POWER
       OWNED BY                   -607,525- (1)
         EACH
      REPORTING          9   SOLE DISPOSITIVE POWER
        PERSON                    -0-
         WITH
                        10   SHARED DISPOSITIVE POWER
                                  -607,525- (1)
- --------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               -607,525- (1)
- --------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                             [_]
- --------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.9%
- --------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

               PN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1)  Solely in its capacity as the general partner of Hyperion Partners II L.P.

================================================================================
CUSIP No.  894081 10 8                13D             Page   4   of   87   Pages
           -----------                                     -----    ------
- --------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Hyperion Funding II Corp.
- --------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [x]
- --------------------------------------------------------------------------------
  3   SEC USE ONLY


- --------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

              OO
- --------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                      [_]

- --------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
- --------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
      NUMBER OF                   -0-
        SHARES
     BENEFICIALLY        8   SHARED VOTING POWER
       OWNED BY                   -607,525- (1)
         EACH
      REPORTING          9   SOLE DISPOSITIVE POWER
        PERSON                    -0-
         WITH
                        10   SHARED DISPOSITIVE POWER
                                  -607,525- (1)
- --------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               -607,525- (1)
- --------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                             [_]
- --------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.9%
- --------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

               CO
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Solely in its capacity as the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P.

================================================================================
CUSIP No.  894081 10 8                13D             Page   5   of   87   Pages
           -----------                                     -----    ------
- --------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Lewis S. Ranieri
- --------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [x]
- --------------------------------------------------------------------------------
  3   SEC USE ONLY


- --------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

              OO
- --------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                      [_]

- --------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
- --------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
      NUMBER OF                   -0-
        SHARES
     BENEFICIALLY        8   SHARED VOTING POWER
       OWNED BY                   -607,525- (1)
         EACH
      REPORTING          9   SOLE DISPOSITIVE POWER
        PERSON                    -0-
         WITH
                        10   SHARED DISPOSITIVE POWER
                                  -607,525- (1)
- --------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               -607,525- (1)
- --------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                             [_]
- --------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.9%
- --------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

               IN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Solely in his capacity as Chairman and President, director and shareholder of Hyperion Funding II Corp., which is the sole general partner of Hyperion Ventures II L.P., which is the sole general partner of Hyperion Partners II L.P.

================================================================================
CUSIP No.  894081 10 8                13D             Page   6   of   87   Pages
           -----------                                     -----    ------
- --------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Scott A. Shay
- --------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [x]
- --------------------------------------------------------------------------------
  3   SEC USE ONLY


- --------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

              OO
- --------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                      [_]

- --------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
- --------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
      NUMBER OF                   -0-
        SHARES
     BENEFICIALLY        8   SHARED VOTING POWER
       OWNED BY                   -607,525- (1)
         EACH
      REPORTING          9   SOLE DISPOSITIVE POWER
        PERSON                    -0-
         WITH
                        10   SHARED DISPOSITIVE POWER
                                  -607,525- (1)
- --------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               -607,525- (1)
- --------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                             [_]
- --------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.9%
- --------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

               IN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Solely in his capacity as Executive Vice President and Assistant Secretary, director and shareholder of Hyperion Funding II Corp., which is the sole general partner of Hyperion Partners II L.P.

CUSIP NO. 894081 10 8                                        Page  7   of  87
          -----------                                             ----    ----

                                  SCHEDULE 13D
                                  ------------


ITEM 1.   SECURITY AND ISSUER.
          -------------------

          The class of securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Transworld Home HealthCare, Inc. ("Transworld"). Transworld is a New York corporation with principal executive offices at 11 Skyline Drive, Hawthorne, New York 10532.


ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          This statement is being filed by Hyperion Partners II L.P. (the "Fund"), Hyperion Ventures II L.P. (the "General Partner"), Hyperion Funding II Corp. ("Funding"), Lewis S. Ranieri and Scott A. Shay (individually, a "Reporting Person" and collectively, the "Reporting Persons") with respect to shares of Common Stock beneficially owned by the Reporting Persons.

          Pursuant to a Unit Purchase Agreement made as of the 20th day of November, 1995 by and between Transworld and the Fund, as amended (the "Unit Purchase Agreement"), the Fund agreed, upon satisfaction of the conditions set forth therein, to acquire from Transworld up to an aggregate of 4,400,000 units (the "Units"), consisting of Equity Units (as hereinafter defined) and Debt Units (as hereinafter defined), at a price of $9.00 per Unit for up to an aggregate purchase price of $39,600,000. Each equity unit (the "Equity Units") consists of (i) one share of Common Stock and (ii) 0.6818 of a warrant (expiring five years from date of issuance), with each whole warrant entitling the holder thereof to purchase one share of Common Stock at an initial exercise price of $12.45 per share (each, a "Warrant" and collectively, the "Warrants"). Each debt unit (the "Debt Units") consists of (i) $9.00 in principal amount of a subordinated convertible debenture of the Company convertible into one share of Common Stock (each a "Convertible Debenture" and collectively, the "Convertible Debentures"), and (ii) 0.6818 of a Warrant.

          On January 10, 1996, the Fund purchased from Transworld a $10,000,000 principal amount 20% Subordinated Note (the "Subordinated Note") of Transworld for $10,000,000 pursuant to a Subordinated Note Purchase Agreement, dated as of January 10, 1996, by and between Transworld and the Fund (the "Note Purchase Agreement"). On May 29, 1996, the interest rate on the Subordinated Note was reduced to 12%.

CUSIP NO. 894081 10 8                                         Page  8   of  87
          -----------                                              ----    ----

          On May 29, 1996, pursuant to the Unit Purchase Agreement, the Fund purchased from Transworld 600,000 Equity Units. Pursuant to the Unit Purchase Agreement, the Fund has agreed, subject to the satisfaction of a number of conditions, to purchase from Transworld up to an additional 3,800,000 Units (the "Additional Units"), which may consist of Debt Units or Equity Units. The agreement to purchase the Additional Units is subject to the satisfaction of a number of conditions, including the consent of Transworld's senior lenders, which consent has not been obtained, and, in the case of additional Equity Units, the approval of the New York State Department of Health (the "DOH Approval"). The exercise of the Warrants included in the 600,000 Units purchased on May 29, 1996, also is subject to the receipt of DOH approval to the extent that, as a result of such exercise, the Fund would own a number of shares of Common Stock in excess of 9.9% of the then outstanding shares of Common Stock. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Act"), the Fund expressly disclaims beneficial ownership of the shares of Common Stock included in the Additional Units (or underlying the Warrants and Convertible Debentures included in the Additional Units) and (to the extent it would result in the Fund owning more than 9.9% of the outstanding Common Stock) the shares of Common Stock underlying the Warrants included in the 600,000 Units purchased on May 29, 1996 and, accordingly, such shares are not reported below.

          On May 14, 1996, the Fund agreed to loan to Joseph J. Raymond, directly or through a subsidiary of the Fund, $1,100,000, secured by a security interest in and pledge of 150,000 shares of Common Stock.

          The Fund is a Delaware private investment limited partnership that invests directly or indirectly through its subsidiaries in equity and debt securities for its own account. Its principal business and office address is 50 Charles Lindbergh Boulevard, Suite 500, Uniondale, New York 11553. The General partner is the sole general partner of the Fund and Funding is the sole general partner of the General Partner. Lewis S. Ranieri and Scott A. Shay constitute all the shareholders and directors of Funding and together with David M. Golush and Robert A. Perro constitute all the executive officers of Funding.

          The General Partner is a Delaware limited partnership whose principal business and activity is to act as general partner of the Fund. Its principal business and office address is 50 Charles Lindbergh Boulevard, Suite 500, Uniondale, New York 11553.

          Funding is a Delaware corporation whose principal business and activity is to act as general partner of the General

CUSIP NO. 894081 10 8                                         Page  9   of  87
          -----------                                              ----    ----

Partner. Its principal business and office address is 50 Charles Lindbergh Boulevard, Suite 500, Uniondale, New York 11553.

          Lewis S. Ranieri is Chairman and President, director and a shareholder of Funding. He also is the Chairman and Chief Executive Officer of Ranieri & Co., Inc., a registered broker dealer, and Chairman and President, director and shareholder of Hyperion Funding Corp. and LSR Hyperion Corp., general partners of the sole general partner of Hyperion Partners L.P., a Delaware private investment limited partnership. His principal business and office address is 50 Charles Lindbergh Boulevard, Suite 500, Uniondale, New York 11553. He is a citizen of the United States of America.

          Scott A. Shay is Executive Vice President and Assistant Secretary, director and a shareholder of Funding. He also is a Managing Director of Ranieri & Co., Inc., a registered broker dealer, and President, director and shareholder of SAS Hyperion Corp. and Chairman and President, director and shareholder of SAS Hyperion Corp., general partners of the sole general partner of Hyperion Partners L.P., a Delaware private investment limited partnership. His principal business and office address is 50 Charles Lindbergh Boulevard, Suite 500, Uniondale, New York 11553. He is a citizen of the United States of America.

          David M. Golush is Vice President and Assistant Secretary of Funding. He also is a Managing Director of Ranieri & Co., Inc., a registered broker dealer. His principal business and office address is 50 Charles Lindbergh Boulevard, Suite 500, Uniondale, New York 11553. He is a citizen of the United States of America.

          Robert A. Perro is Vice President and Secretary of Funding. His principal business and office address is 50 Charles Lindbergh Boulevard, Suite 500, Uniondale, New York 11553. He is a citizen of the United States of America.

          None of the Reporting Persons nor, to the best of each Reporting Person's knowledge, David M. Golush or Robert A. Perro, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 894081 10 8                                         Page  10  of  87
          -----------                                              ----    ----

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          Prior to May 29, 1996, none of the Reporting Persons beneficially owned any shares of Common Stock. On May 29, 1996, pursuant to the Unit Purchase Agreement, the Fund purchased from Transworld 600,000 Equity Units at a price of $9.00 per Unit, for an aggregate purchase price of $5,400,000. From time to time in the ordinary course of its business, the Fund calls capital from its partners and borrows money under a $12,500,000 secured credit facility maintained by the Fund with The Bank of New York to fund working capital needs and to make investments. The funds for the purchase of such Units were obtained from such sources and by offsetting amounts owed to the Fund under the Subordinated Note and otherwise.


ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          The shares of Common Stock were acquired by the Fund for the purpose of investment.

          Pursuant to the Unit Purchase Agreement, the Fund has agreed to purchase the Additional Units from Transworld. The agreement to purchase the Additional Units is subject to the satisfaction of a number of conditions, including the consent of Transworld's senior lenders, which consent has not been obtained and, in the case of additional Equity Units, receipt of DOH Approval.

          Pursuant to the Unit Purchase Agreement, the Fund has agreed that prior to receipt of DOH Approval, it will not exercise the Warrants to the extent that, after giving effect to such exercise, the Fund would own a number of shares of Common Stock in excess of 9.9% of the then outstanding shares of Common Stock.

          The shares of Common Stock acquired by the Fund may be disposed of at any time or from time to time, in whole or in part. In addition, the Reporting Persons and their affiliates may in the future acquire additional Units or shares of Common Stock, pursuant to the Unit Purchase Agreement and otherwise.

          Pursuant to the Unit Purchase Agreement, for a five-year period commencing on the closing of the Fund's purchase from Transworld of the Additional Units, the Fund will be entitled to designate to the Board of Directors of Transworld the greater of (i) three directors and (ii) 40% of the number of Directors constituting the entire Board of Directors. In connection with the Fund's purchase of the Subordinated Note, the Fund designated Scott A. Shay as a Director of Transworld. It is anticipated

CUSIP NO. 894081 10 8                                         Page  11  of  87
          -----------                                              ----    ----

that upon the closing of the purchase by the Fund of the Additional Units, the Fund will designate two additional directors to fill the two vacancies currently existing on Transworld's Board of Directors. Pursuant to the Unit Purchase Agreement, certain executives of the Company have agreed to vote all shares of Common Stock owned by them for the Fund's designees as directors of Transworld. Although the Reporting Persons and such executives may be deemed a "group" within the meaning of Section 13(d)(3) of the Act and Rule 13d-5 promulgated thereunder because of such agreement, the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by such executives, and, accordingly, the holdings of such executives are not included in this filing. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

          Pursuant to the Unit Purchase Agreement Transworld has agreed that before the closing of the purchase and sale of the Additional Units it will not, and pursuant to the Note Purchase Agreement Transworld has agreed that until repayment of the Subordinated Note it will not, (i) make any change in or amendment to its Certificate of Incorporation or By-Laws; (ii) issue, sell or deliver, or agree to issue, sell or deliver, any shares of capital stock of Transworld or any of its subsidiaries (or any security convertible into such shares or other rights to acquire such shares); (iii) acquire control of any other business entity or a substantial portion of the assets of any other business entity; (iv) solicit, entertain, or enter into any agreement or understanding with respect to an offer from a third party to purchase more than 5% of the outstanding shares of any class of capital stock of Transworld or any of its subsidiaries, to make a tender or exchange offer for any shares of Common Stock, to acquire all or a substantial portion of the assets of Transworld or any of its subsidiaries, or to merge, consolidate or combine with Transworld or any of its subsidiaries; or (v) enter into, or agree to enter into, any material transaction, except in the ordinary course of business.

          Except as set forth herein, none of the Reporting Persons has any plans or proposals of the type described in (a) through (j) of Item 4.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          (a) The Fund owns 600,000 shares of Common Stock, constituting approximately 9.8% of the outstanding Common Stock (on the basis of 6,129,094 shares outstanding as of May 29, 1996). In addition, the Fund owns 409,080 Warrants. Each Warrant entitles the holder thereof to purchase one share of

CUSIP NO. 894081 10 8                                         Page  12  of  87
          -----------                                              ----    ----

Common Stock at an initial exercise price of $12.45 per share, but prior to receipt of DOH Approval the Fund may not exercise the Warrants to the extent that, after giving effect to such exercise, the Fund would own a number of shares of Common Stock in excess of 9.9% of the then outstanding shares of Common Stock.

          As a result of its right to acquire Common Stock upon exercise of Warrants, the Fund may be deemed under Rule 13d-3(d)(1)(i)(B) under the Act, to own beneficially that number of shares of Common Stock that, when added to the shares of Common Stock owned by the Fund, would result in the Fund owning 9.9% of the outstanding shares of Common Stock, which is the maximum number of shares that the Fund would be permitted to own under the Unit Purchase Agreement prior to receipt of DOH Approval. The application of this rule may result in the Fund being deemed to be the beneficial owner of 607,525 shares of Common Stock.

          On May 14, 1996, the Fund agreed to loan to Joseph J. Raymond, directly or through a subsidiary of the Fund, $1,100,000, secured by a security interest in and pledge of 150,000 shares of Common Stock. It is anticipated that when such loan is made, neither the Fund nor any of its affiliates will have or share, by reason of the security interest in and pledge of such 150,000 shares, the power to vote or direct the vote, or to dispose or direct the disposition, of such shares, unless such loan is in default (and in no event would the Fund have the power to purchase or vote such shares prior to receipt of DOH approval if, as a result, the Fund would own or have the power to vote more than 9.9% of the then outstanding Common Stock). Each of the Reporting Persons expressly disclaims beneficial ownership of such shares and such shares are not included in the number of shares reported herein as beneficially owned by the Reporting Persons.

          The General Partner may by reason of its status as the sole general partner of the Fund, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the shares of Transworld of which the Fund possesses beneficial ownership.

          Funding may, by reason of its status as the sole general partner of the General Partner, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the shares of Transworld of which the Fund possesses beneficial ownership.

          Lewis S. Ranieri may, by reason of his status as a control person of Funding, which is the general partner of the General Partner, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the shares of Transworld of which the Fund possesses beneficial ownership.

CUSIP NO. 894081 10 8                                         Page  13  of  87
          -----------                                              ----    ----

          Scott A. Shay may, by reason of his status as a control person of Funding, which is the general partner of the General Partner, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the shares of Transworld of which the Fund possesses beneficial ownership.

          (b) Lewis S. Ranieri, Scott A. Shay, Funding and the General Partner share with the Fund the power to vote and to dispose of the shares of Common Stock beneficially owned directly by the Fund.

          (c) Except as described in Item 3, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, David M. Golush or Robert A. Perro, has, during the past 60 days, engaged in any transactions in the Common Stock.

          (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock to be acquired by the Fund pursuant to the Unit Purchase Agreement.

          (e)       Not applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ---------------------------

          The description of the Unit Purchase Agreement set forth in Items 2 and 4 hereof is hereby incorporated by reference.

          Pursuant to the Unit Purchase Agreement, the Fund has agreed that until the earliest of (x) May 29, 2001, (y) the date on which certain executives of Transworld beneficially own less than 415,000 shares of the Common Stock beneficially owned by them as of the date of the Unit Purchase Agreement and (z) the date on which a person, entity or "group" (within the meaning of Section 13(d) and 14(d) of the Act) unaffiliated with the Fund becomes the beneficial owner of 25% or more of the then outstanding capital stock of Transworld, it will vote all shares of Common Stock held by it in the same proportions as the votes cast by other holders of Common Stock that are represented at each meeting of shareholders. Notwithstanding the foregoing, the Fund may vote in any way it may choose on: (i) the election of the Fund's designees to the Board of Directors of Transworld (described above in Item 4); (ii) amendments or changes to the Certificate of Incorporation or By-Laws of Transworld; (iii) any merger or consolidation, and any sale, lease, exchange or other disposition of assets of Transworld; (iv) any authorization,

CUSIP NO. 894081 10 8                                         Page  14  of  87
          -----------                                              ----    ----

issuance or transfer of securities of Transworld or its subsidiaries; (v) any reclassification or recapitalization; (vi) any liquidation or dissolution; and
(vii) any affiliated party transaction.

          On November 20, 1995, in connection with the execution of the Unit Purchase Agreement, Transworld, the Fund and certain shareholders of Transworld (the "Shareholders") entered into a Stock Restriction Agreement, pursuant to which each of the Shareholders agreed that for a period of five years he would not transfer shares of Common Stock, or options, warrants or other rights to purchase Common Stock, if such transfer would result in his owning less than (i) 75% of the shares of Common Stock held by him (or shares of Common Stock issuable upon exercise or conversion of any warrant or convertible or derivative security held by him) on the date thereof, or (ii) if less, the percentage of the shares of Common Stock purchased by the Fund, or which the Fund has the right to purchase (or Common Stock issuable upon exercise or conversion of any warrant or convertible or derivative security purchased by it, or which it has the right to purchase) pursuant to the Unit Purchase Agreement that is owned by the Fund on the date of such proposed transfer. Although the Reporting Persons and such Shareholders may be deemed a "group" within the meaning of Section 13(d)(3) of the Act and Rule 13d-5 promulgated thereunder because of such agreement, the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock owned by such Shareholders, and, accordingly, the holdings of such Shareholders are not included in this filing. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

          The Note Purchase Agreement provides that until the Subordinated Note has been paid in full, the Fund will be entitled to designate one director to the Board of Directors of the Company. In connection with the Fund's purchase of the Subordinated Note, the Fund designated Scott A. Shay as a Director of Transworld. Pursuant to the Unit Purchase Agreement, for a five-year period commencing on the closing of the Fund's purchase from Transworld of the Additional Units, the Fund will be entitled to designate to the Board of Directors of Transworld the greater of (i) three directors and (ii) 40% of the number of Directors constituting the entire Board of Directors. It is anticipated that upon the closing of the purchase by the Fund of the Additional Units, the Fund will designate two additional directors to fill the two vacancies currently existing on Transworld's Board of Directors.

          In connection with closing of the purchase and sale of 600,000 Equity Units on May 29, 1996, Transworld and the Fund

CUSIP NO. 894081 10 8                                         Page  15  of  87
          -----------                                              ----    ----

entered into a Registration Rights Agreement, pursuant to which Transworld is obligated, at the request of the Fund, to file a registration statement covering the sale of the shares of Common Stock owned by the Fund (or issued upon exercise of Warrants or conversion of Convertible Debentures purchased by the
Fund). The agreement provides that the Fund may make up to three such requests (or, if Form S-3 or a similar "short form" registration statement is available, an unlimited number of requests), and that in each case Transworld must use its best efforts to cause the registration to become effective as soon as practicable after the receipt of such request. In addition, the agreement provides that if Transworld proposes to register any of its stock or other securities, it will use its best efforts to cause all shares of Common Stock requested by the Fund to be included in such registration to be covered by such registration. The agreement further provides that Transworld is responsible for the payment of registration fees and other expenses incurred in connection with the registration statement, other than underwriting discounts and commissions.

          The foregoing descriptions of the Unit Purchase Agreement, Stock Restriction Agreement, Note Purchase Agreement, and the Registration Rights Agreement are not, and do not purport to be, complete, and are qualified in their entirety by reference to the forms of such agreements included as Exhibits hereto, which forms are incorporated herein by reference.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          1. Exhibit I - Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith

          2.                  Exhibit II -  Power of Attorney of Lewis S.
                              Ranieri, filed herewith

          3.                  Exhibit III -   Unit Purchase Agreement,
                              incorporated by reference from Exhibit No. 10.56 to Annual Report on Form 10-K for the fiscal year ended October 31, 1995, filed by Transworld

          4.                  Exhibit IV -   Note Purchase Agreement,
                              incorporated by reference from Exhibit No. 10.57 to Annual Report on Form 10-K for the fiscal year ended October 31, 1995, filed by Transworld

CUSIP NO. 894081 10 8                                         Page  16  of  87
          -----------                                              ----    ----

          5.                  Exhibit V -   Stock Restriction Agreement, filed
                              herewith

          6. Exhibit VI - Registration Rights Agreement, incorporated by reference from Exhibit No. 10.56 to Annual Report on Form 10-K for the fiscal year ended October 31, 1995, filed by Transworld

          7. Exhibit VII - Secured Credit Agreement dated as of August 15, 1995, filed herewith

          8. Exhibit VIII - Form of Security Agreement dated as of August 15, 1995, filed herewith

CUSIP NO. 894081 10 8                                         Page  17  of  87
          -----------                                              ----    ----

SIGNATURE
- ---------

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 6, 1996


                                   HYPERION PARTNERS II L.P.
                                   By:  Hyperion Ventures II L.P.,
                                        its general partner
                                        By:  Hyperion Funding II Corp.,
                                             its general partner

                                             By:/s/Scott A. Shay
                                                -----------------------
                                                Name:   Scott A. Shay
                                                     ------------------
                                                Title:  Executive Vice
                                                      -----------------
                                                        President
                                                      -----------------

                                   HYPERION VENTURES II L.P.
                                   By:  Hyperion Funding II Corp.,
                                        its general partner


                                        By: /s/Scott A. Shay
                                        ---------------------------
                                        Name:  Scott A. Shay
                                             ----------------------
                                        Title: Executive Vice
                                              ---------------------
                                               President
                                              ---------------------


                                   HYPERION FUNDING II CORP.


                                   By: /s/Scott A. Shay
                                       --------------------------
                                       Name:  Scott A. Shay
                                            ---------------------
                                       Title: Executive Vice
                                             --------------------
                                              President
                                             --------------------

                                   /s/Lewis S. Ranieri
                                   ------------------------------
                                        Lewis S. Ranieri


                                   /s/Scott A. Shay
                                   ------------------------------
                                        Scott A. Shay

CUSIP NO. 894081 10 8                                         Page  18  of  87
          -----------                                              ----    ----

                                 EXHIBIT INDEX


          1. Exhibit I - Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith

          2.                  Exhibit II -  Power of Attorney of Lewis S.
                              Ranieri, filed herewith

          3.                  Exhibit III -   Unit Purchase Agreement,
                              incorporated by reference from Exhibit No. 10.56 to Annual Report on Form 10-K for the fiscal year ended October 31, 1995, filed by Transworld

          4.                  Exhibit IV -   Note Purchase Agreement,
                              incorporated by reference from Exhibit No. 10.57 to Annual Report on Form 10-K for the fiscal year ended October 31, 1995, filed by Transworld

          5.                  Exhibit V -   Stock Restriction Agreement, filed
                              herewith

          6. Exhibit VI - Registration Rights Agreement, incorporated by reference from Exhibit No. 10.56 to Annual Report on Form 10-K for the fiscal year ended October 31, 1995, filed by Transworld

          7. Exhibit VII - Secured Credit Agreement dated as of August 15, 1995, filed herewith

          8. Exhibit VIII - Form of Security Agreement dated as of August 15, 1995, filed herewith